Exhibit 99.1

Short-term Loan Agreement

Party A: Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. - Baofeng Coking Factory

Party B: GUAN Yujiang

Based on the principle of mutual benefits, the parties enter, and agree to abide by, this short-term loan agreement.

1.	Because of cash flow requirements of Party A, RMB 10 million from Party B will go into the account of Party A, of which Party A will expend RMB 9 million.

2.	Party A will assist Party B with its cash flow, and shall deem the remaining RMB 1 million from Party B as a short-term loan.

3.	The term of the loan is one month and without interest, to be repaid in full at the end of the term.

4.	The parties shall each hold one copy of this agreement, to be in effect upon the parties signatures and seals.

5.	This agreement is entered into in Pingdingshan City, Henan Province, on September 30, 2013.

Party A: [seal]	Party B:	/s/ GUAN Yujiang

/s/ LV Jianhua